UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Clarivate Plc

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

G21810109

(CUSIP Number)

Scott Miller

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2024

(Date of Event which Requires Filing of this Statement)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. G21810109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Giovanni Agnelli B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 67,294,884
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 67,294,884
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,294,884
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.10%*
14	TYPE OF REPORTING PERSON* (see instructions) HC, CO

*

This calculation is based on 666,285,990 ordinary shares, no par value (the “Shares”), outstanding as of January 31, 2024, as reported in the Issuer’s Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) which the Issuer filed on February 27, 2024.

CUSIP No. G21810109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Exor N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 67,294,884
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 67,294,884
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,294,884
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.10%*
14	TYPE OF REPORTING PERSON* (see instructions) HC, CO

*	This calculation is based on 666,285,990 Shares outstanding as of January 31, 2024, as reported in the Form 10-K which the Issuer filed on February 27, 2024.

CUSIP No. G21810109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Exor Nederland N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 67,294,884
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 67,294,884
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,294,884
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.10%*
14	TYPE OF REPORTING PERSON* (see instructions) HC, CO

*	This calculation is based on 666,285,990 Shares outstanding as of January 31, 2024, as reported in the Form 10-K which the Issuer filed on February 27, 2024.

CUSIP No. G21810109

This Amendment No. 4 (the “Amendment No. 4”) relates to the Schedule 13D filed on October 23, 2023 (the “Original Schedule 13D”) by (1) Giovanni Agnelli B.V. (“G.A.”), (2) Exor N.V. (“Exor”) and (3) Exor Nederland N.V. (“Exor Nederland”) and together with G.A. and Exor, the (“Reporting Persons”, and individually referred to herein as a “Reporting Person”), and amended by Amendment No. 1 to Schedule 13D filed on November 8, 2023, Amendment No. 2 to Schedule 13D filed on December 4, 2023 and Amendment No. 3 filed on December 19, 2023. Except as otherwise provided herein, each Item of the Original 13D, as amended, remains unchanged.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D, as amended, is hereby amended and restated in its entirety as follows.

“The information set forth in Items 3, 4, 5 and 6 of this Schedule 13D, as amended, is incorporated by reference in its entirety into this Item 2.

(a) Name of Person Filing

This Amendment No. 4 13D is being filed jointly by (1) Giovanni Agnelli B.V. (“G.A.”), (2) Exor N.V. (“Exor”) and (3) Exor Nederland N.V. (“Exor Nederland”) and together with G.A. and Exor, the (“Reporting Persons”, and individually referred to herein as a “Reporting Person”). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to the Original Schedule 13D.

Exor Nederland is a wholly-owned subsidiary of Exor, which in turn is controlled by G.A.

(b) Address of Principal Business Office or, if none, Residence

The principal business office of the Reporting Persons is: c/o Exor N.V. Gustav Mahlerplein 25A, 1082 MS Amsterdam, The Netherlands.

(c) Principal Business

G.A. is a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) grouping the descendants of Senator Giovanni Agnelli, the founder of Fiat. The main business objective of G.A. is to preserve unity and continuity of the Agnelli family’s controlling equity interest in Exor. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of G.A. each person controlling G.A. and each executive officer and director of any corporation or other person in control of G.A. are set forth in Schedule A attached hereto.

Exor and Exor Nederland are each Dutch public limited liability companies (naamloze vennootschap), and each is an investment company that focuses its business on long-term investments in global companies in diversified sectors, mainly in Europe and the United States. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of Exor and Exor Nederland, each person controlling Exor and Exor Nederland and each executive officer and director of any corporation or other person in control of Exor and Exor Nederland are set forth in Schedule A attached hereto.

(d)-(e)

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Citizenship

Giovanni Agnelli B.V. – the Netherlands

Exor N.V. – the Netherlands

Exor Nederland N.V. – the Netherlands”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D, as amended, is hereby amended and supplemented by adding the following information:

“All Shares purchased by the Reporting Persons were purchased using investment capital of the Reporting Persons.”

CUSIP No. G21810109

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D, as amended, is hereby amended and restated in its entirety as follows:

“The information set forth in Items 3, 5 and 6 of this Schedule 13D, as amended, is incorporated by reference in its entirety into this Item 4.

The Reporting Persons have invested in the Issuer as part of a diversified portfolio of investments across a range of industries and in order to increase their exposure to the information analytics sector.

On March 4, 2024, Exor and Clarivate entered into an Investment Agreement, a copy of which is attached hereto as Exhibit 99.3 (the “Investment Agreement”). The key terms of the Investment Agreement are described in Item 6 of this Schedule 13D, as amended.

Except as described in this Schedule 13D, as amended, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, may, at any time and from time to time, review, reconsider and change their position and/or change their purpose and/or develop such plans and, in connection therewith, may seek to influence management or the Board of Clarivate with respect to the business and affairs of Clarivate and may from time to time consider pursuing or proposing such matters with advisors, Clarivate or other persons.

Accordingly, the Reporting Persons reserve the right to develop, modify or change their plans as they deem appropriate, subject to the restrictions in the Investment Agreement. In reaching any determination as to their future course of action, the Reporting Persons may take into consideration various factors, such as Clarivate’s business and prospects, other developments concerning Clarivate, other business opportunities available to the Reporting Persons, and general economic and stock market conditions, including, but not limited to, the trading prices of the Shares.

Subject to the restrictions in the Investment Agreement, representatives of the Reporting Persons may from time to time participate in discussion with one another as well as with management of Clarivate, Clarivate’s directors, Clarivate’s other shareholders and/or other relevant parties, including other companies that operate in the information analytics sector or other markets in which Clarivate conducts its businesses, in each case relating to matters that may include Clarivate’s strategic plans, business, financial condition, operations and capital structure. Subject to the restrictions in the Investment Agreement, the Reporting Persons may engage with any of the parties listed above in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. As a result of these activities, the Reporting Persons may suggest, or take a position with respect to, potential changes in the operations, management or capital structure of Clarivate as a means of enhancing shareholder value and the return on its investment in Clarivate. Such suggestions or positions may relate to one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under Rule 13d-1(a), including, without limitation, Clarivate’s business, results of operations, strategic direction and alternatives, management, board of directors and management composition, environmental, social and governance considerations, capital structure and capital and resource allocation.”

Item 5. Interest in Securities of the Issuer.

Item 5(c) of the Original Schedule 13D, as amended, is hereby amended and supplemented by adding the following information.

“(c) The information set forth in Items 3 and 4 of this Schedule 13D, as amended, is incorporated by reference herein. Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the class of securities reported in this Schedule 13D (as amended) that were effected by the Reporting Persons in the past 60 days. Except as set forth in Exhibit 99.2 attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days.

(d) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, which is incorporated by reference hereto, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities indicated in this Item 5.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D, as amended, is hereby amended and supplemented by adding the following information:

“On March 4, 2024, Exor and the Issuer entered into the Investment Agreement, a copy of which is attached hereto as Exhibit 99.3. Under the terms of the Investment Agreement, the Issuer has agreed to include in the Issuer’s board of directors’ slate of nominees, for election as director at the Issuer’s 2024 annual meeting of shareholders, Suzanne Heywood, Exor’s Chief Operating Officer, or, if Ms. Heywood becomes unavailable to serve as director, another individual designated by Exor and reasonably acceptable to the Issuer’s board of directors (the “Exor Designee”). The Exor Designee will be required to promptly tender his or her resignation from the Issuer’s board of directors at such time at which Exor beneficially owns less than 5% of the issued and outstanding Shares.

CUSIP No. G21810109

Until the Fallaway Date (as defined below), Exor will be subject to certain customary standstill restrictions under the Investment Agreement, including: not to acquire additional Shares that would result in Exor beneficially owning more than 17.5% of the issued and outstanding Shares; not to publicly offer to acquire the Issuer; and not to participate or engage in any solicitation of proxies with respect to any voting securities of the Issuer.

The standstill restrictions will terminate on the earliest of the date (“Fallaway Date”) that is (i) the date on which the Exor Designee (if willing to stand) is not nominated for election or if nominated is not elected at an applicable shareholder meeting and (ii) the date on which Exor beneficially (together with economic positions through derivative instruments) owns less than 5% of the issued and outstanding Shares. The standstill restrictions will also terminate if (i) the Issuer enters into an agreement with a third party for the acquisition of more than 40% of the Issuer’s outstanding voting securities or (ii) the Issuer provides any other person with confidential information for the purposes of allowing a person to evaluate an acquisition of the Issuer without entering into a confidentiality agreement containing customary standstill provisions or (iii) a third party commences a tender offer for a majority of the outstanding voting securities of the Issuer and the Issuer’s board of directors does not recommend against such tender offer.

This summary of the Investment Agreement is qualified by reference to the complete text of the Investment Agreement which is attached hereto as Exhibit 99.3.”

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement (previously filed)

99.2	Trading data (filed herewith)

99.3	Investment Agreement (filed herewith)

CUSIP No. G21810109

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2024	GIOVANNI AGNELLI B.V.

	By:	/s/ Guido De Boer
	Name:	Guido De Boer
	Title:	Authorized Signatory

EXOR N.V.

	By:	/s/ Guido De Boer
	Name:	Guido De Boer
	Title:	Authorized Signatory

EXOR NEDERLAND N.V.

	By:	/s/ Guido De Boer
	Name:	Guido De Boer
	Title:	Authorized Signatory

CUSIP No. G21810109

SCHEDULE A

Schedule A is hereby amended by deleting the previous response in its entirety and replacing it with the following:

Giovanni Agnelli B.V. (“G.A.”)

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each board member of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli B.V., Gustav Mahlerplein 25A, 1082 MS Amsterdam, The Netherlands.

Name and Position with G.A.	Principal Employment, Employer and Business Address	Citizenship
Jeroen Preller Chairman and Board Member	Partner NautaDutilh, Weena 800, 3014 DA Rotterdam, the Netherlands.	Dutch citizen

Andrea Agnelli Board Member

Executive Chairman Lamse S.p.A., Piazza CLN 255, 10123 Turin, Italy;

Member of the Advisory Board BlueGem Capital Partners LLP, Eagle House 5th Floor, 108 - 110 Jermyn Street, London, SW1Y 6EE, UK;

President Fondazione del Piemonte per l’Oncologia, Strada Provinciale 142 - KM 3.95, 10060 Candiolo TO, Italy;

Vice-Chairman European Super League Company, S.L., c/ José Ortega y Gasset, 29, 5th floor, 28006 Madrid, Spain;

Statutory Director Preun BV, Prinsengracht 757, 1017 JZ Amsterdam, the Netherlands;

Vice President Royal Park I Roveri, Rotta Cerbiatta 24, 10070 Fiano (TO), Italy.

Italian citizen

John Brouwer Board Member	Of Counsel at Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam, the Netherlands; Judge at the Tax Chamber of the Court of North Holland, the Netherlands.	Dutch citizen

Niccolò Camerana Board Member	Principal at Stellantis Ventures B.V., Taurusavenue 1, 2132 LS Hoofddorp, the Netherlands; Member of the Board of Directors Scorpio Tankers, Inc. 99, Boulevard du Jardin Exotique, MC 98000, Monaco.	Italian citizen

Benedetto Della Chiesa Board Member	Private entrepreneur; Member of the Board of Directors and Vice-President of investment vehicle Argo 3, promoted by Ulixes Capital Partners S.r.l., Via di Torre Argentina 21, 00186 Roma, Italy.	Italian citizen

Luca Ferrero de Gubernatis Ventimiglia Board Member	Self-employed.	Italian citizen

Alexandre von Furstenberg Board Member	Chief Investment Officer Ranger Global Advisors, LLC, 14 Beverly Park, Beverly Hills, CA 90212, USA.	US citizen

Filippo Scognamiglio Board Member	Managing Director & Partner Boston Consulting Group, 10 Hudson Yards, New York, NY 10001, USA; Member of the Board of Directors The Boston Consulting Group, Inc., Boston, USA.	US citizen

Exor N.V. (“Exor”)

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the chief executive officer and each director of Exor. Unless otherwise indicated, the business address of each person listed below is c/o Exor N.V., Gustav Mahlerplein 25A, 1082 MS Amsterdam, The Netherlands.

CUSIP No. G21810109

Name and Position with Exor	Principal Employment, Employer and Business Address	Citizenship
John Elkann Chief Executive Officer

Chairman Stellantis N.V., Taurusavenue 1, 2132 LS Hoofddorp, the Netherlands;

Chairman Ferrari N.V., Via Abetone Inferiore 4, 41053 Maranello, Italy;

Chairman GEDI Gruppo Editoriale S.p.A., Via Ernesto Lugaro 15, 10126 Turin, Italy;

Chairman Fondazione Giovanni Agnelli;

Member of the Board of Directors Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy;

Member of the Board of Directors Institut Mérieux, 17, rue Bourgelat, 69002 Lyon, France.

Italian citizen

Nitin Nohria Chairman and Senior Non- Executive Director

George F. Baker Jr. and Distinguished Service University Professor at Harvard Business School, Boston, MA 02163, USA;

Executive Chairman Thrive Capital, NYC, New York, USA;

Member of the Board of Directors Anheuser-Busch InBev, Grand Place 1, 1000 Brussels, Belgium;

Member of the Board of Directors Bridgespan Group, 2 Copley Place, 7th Floor, Suite 3700B, Boston, MA 02116, USA;

Member of the Board of Directors Rakuten Medical, 11080 Roselle Street, San Diego, CA 92121, USA;

Member of the Board Massachusetts General Brigham, Boston, USA;

Member of the Board Alsym Energy, 82 Cummings Park, Dr. Woburn, MA 01801, USA.

US citizen

Melissa Bethell Non-Executive Director

Senior Advisor Atairos, 17 Duke of York Street, London SW1Y 6LB, UK;

Chair Ocean Outdoor, an Atairos investee company, 25 Argyll Street, London W1F 7TU, UK;

Non-Executive member of the Board of Directors Tesco Plc, Tesco House, Shire Park, Kestrel Way, Welwyn Garden City, Hertfordshire AL7 1GA, UK;

Non-Executive member of the Board of Director Diageo Plc, 16 Great Marlborough Street London W1F 7HS, UK.

British citizen

Marc Bolland Non-Executive Director

Senior Adviser Blackstone Group International Partners LLP, 40, Berkeley Square, London WU SAL, UK;

Non-Executive member of the Board of Directors The Coca-Cola Company, 1 Coca Cola Plz NW, Atlanta, GA 30313, USA;

Chairman of the Royal Collection Enterprises, York House, St. James’s Palace, London, SW1A 1BQ, UK;

Deputy Chairman of the Trustee Board of the Royal Collection Trust, York House, St. James’s Palace, London, England, SW1A 1BQ, UK;

Vice-President Unicef UK, 1 Westfield Avenue, London E20 1HZ, UK.

Dutch citizen

Tiberto Brandolini d’Adda Non-Executive Director	Member of the Board of Directors YAFA S.p.A., Corso Vittorio Emanuele II 72 Torino, Torino, 10121 Italy.	Italian citizen

CUSIP No. G21810109

Laurence Debroux Non-Executive Director

Member of the Board of Directors Novo Nordisk A/S, Novo Allé, 2880 Bagsvaerd, Denmark;

Member of the Supervisory Board Randstad N.V., Diemermere 25, 1112 TC Diemen, the Netherlands;

Non-Executive member of the Board of Directors Kite Insights (The Climate School), The Conduit Club, 6 Langley Street, London, England WC2H 9JA, UK;

Non-Executive member of the Board of Directors HEC , 1 Rue de la Libération. 78350 Jouy-en-Josas, France.

French citizen

Sandra Dembeck Non-Executive Director	Chief Financial Officer Zalando SE, Valeska-Gert-Straße 5, 10243 Berlin, Germany.	German citizen

Axel Dumas Non-Executive Director	Chief Executive Officer Hermès International, 24, rue du Faubourg Saint-Honoré 75008 Paris.	French citizen

Ginevra Elkann Non-Executive Director

President Asmara Films S.r.l., Via Giuseppe Sacconi 4/b, 00196 Rome, Italy;

President Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy;

Member of the Board of Directors Christian Louboutin SAS, 9, Rue Jean Jacques Rousseau, Paris, 75001 France;

Member of the Board of Directors Fondation Cartier, 261, Boulevard Raspail—75014 Paris, France;

Member of the Advisory Board Christie’s, 8 King Street, London SWlY 6QT, UK;

Member of the Advisory Board UCCA, 798 Art District, No. 4 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China;

Member of the Board of Trustees American Academy in Rome, Via Angelo Masina 5, 00153 Rome, Italy.

Italian citizen

Alessandro Nasi Non-Executive Director

Chairman Comau S.p.A., Via Rivalta 30, 10095 Grugliasco, Italy;

Chairman Iveco Defence Vehicles S.p.A., Via Alessandro Volta, 6-39100 Bolzano, Italy;

Chairman Astra Veicoli Industriali S.p.A., Via Caorsana 79, 29122 Piacenza, Italy;

Chairman GVS S.p.A., Via Roma, 50, 40069 Zona Industriale BO, Italy;

Member of the Board of Directors Iveco Group N.V., Via Puglia n. 35, Turin, Italy;

Member of the Board of Directors Istituto Italiano di Tecnologia, via Morego 30, 16163 Genoa, Italy;

Member of the Board of Directors CNH Industrial N.V., 25 St. James’s Street, London, SW1A 1HA, UK;

Member of the Strategic Advisory Board of 3 Boomerang Capital, 382 Greenwich Avenue—Suite One, Greenwich, CT 06830, USA;

Member of the Advisory Board Lego Brand Group, Aastvej 1, 7190 Billund, Denmark.

Italian citizen

Exor Nederland N.V. (“Exor Nederland”)

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of Exor Nederland. Unless otherwise indicated, the business address of each person listed below is c/o Exor N.V., Gustav Mahlerplein 25A, 1082 MS Amsterdam, The Netherlands.

CUSIP No. G21810109

Name and Position with Exor Nederland	Principal Employment, Employer and Business Address	Citizenship
Jacob Buit Board Member	Retired.	Dutch citizen

Guido De Boer Board Member	Chief Financial Officer, Exor N.V.	Dutch citizen

Florence Hinnen Board Member	General Counsel, Exor N.V.	Dutch citizen

Alina Solomon Board Member	Chief Administrative Officer, Exor N.V.	Romanian citizen